Exhibit 99.4

James Hardie Industries NV
ARBN 097 829 895
Incorporated in The Netherlands
The liability of members is limited
18 December 2006
Atrium 8th Floor
The Manager	Strawinskylaan 3077
Company Announcements Office	1077 ZX Amsterdam,
Australian Stock Exchange Limited	The Netherlands
20 Bridge Street
SYDNEY NSW 2000	Telephone:	31-20-301 2980
	Fax:	31-20-404 2544
Dear Sir
Dividend Amount in $AUD
The Company’s dividend of US 5 cents per share announced on 13 November 2006 converts to 6.39 Australian cents per CUFS.
The dividend is payable in Australian currency on 8 January 2007 to CUFS holders registered at the 15 December 2006 record date.
American Depositary Receipt holders will receive payment in US currency.
Dutch withholding tax will be deducted from the dividend.
Yours faithfully
Benjamin P Butterfield
Company Secretary